Exhibit 99.1

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports fourth quarter and full-year 2021 results

Announces 2022 financial targets, 5.1% dividend increase and second year of capital expenditure acceleration program that will extend fibre to up to 900,000 more new locations

●	Q4 consolidated adjusted EBITDA[1] growth of 1.1% on 3.0% higher service revenue; reached 99% of pre-COVID 2019 revenue and adjusted EBITDA levels in 2021
●

Net earnings of $658 million, down 29.4%, with net earnings attributable to common shareholders of $625 million, or $0.69 per common share down 29.6%; adjusted net earnings[1] of $692 million generated adjusted EPS[1] of $0.76, down 6.2%

●	Q4 cash flows from operating activities up 6.9% to $1,743 million, driving higher year-over-year free cash flow[1] of $236 million
●

Leading wireless financial results with service revenue growth of 6.3%, 5.3% higher adjusted EBITDA and 3.3% increase in mobile phone blended ARPU[2] as we welcomed 109,726 new net mobile phone subscriber activations, up 77.8%

●	Best annual retail residential net subscriber performance in 10 years; 47,618 total retail Internet net activations, up 7.0%; IPTV net activations increased 38.3% to 29,191
●	Bell Media digital revenue[3] up 36%, contributing to 7.3% total media revenue growth
●

Surpassed upsized 2021 network expansion targets, delivering approximately 1.1 million new direct fibre and Wireless Home Internet (WHI) locations and mobile 5G to more than 70% of Canadians; WHI buildout completed with 1 million households reached one year earlier than plan

MONTRÉAL, February 3, 2022 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2021, provided financial guidance for 2022 and announced a 5.1%, or $0.18 per share, increase in the BCE annual common share dividend to $3.68.

“At Bell, we have been singularly focused on our purpose to advance how Canadians connect with each other and the world, and our strong execution and operational discipline to deliver on this purpose is paying off. Bell’s solid performance in Q4 and throughout 2021 reflect the steady demand for fast, reliable and innovative services to keep residents and businesses connected, informed and productive with net new mobile phone and mobile connected device, retail Internet and IPTV subscriber additions of 225,533 in Q4, and our best annual retail residential net

1 Adjusted net earnings and free cash flow are non-GAAP financial measures, adjusted EPS is non-GAAP ratio, and adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Effective Q4 2021, we are no longer reporting mobile phone blended average billing per user (ABPU). Instead, we are reporting mobile phone blended ARPU in order to align with industry peers. Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

3 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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subscriber performance in 10 years,” said Mirko Bibic, President and CEO of BCE Inc. and Bell Canada.

“A key part of our strategy has been to champion the customer experience. I’m proud of the gains we made this past year, leading the industry in reducing customer complaints, and enhancing our digital tools and self-serve apps so that our customers have a choice in how they interact with us. It’s clear that our historic network capital expenditure acceleration program to connect more Canadians faster and continue delivering on our purpose is the right path forward as Canada builds back from the impacts of COVID-19. We surpassed our 2021 network expansion targets reaching 1 million households with Wireless Home Internet one year ahead of schedule. We expanded our direct fibre footprint to communities across the country, and our 5G network now covers over 70% of the Canadian population.

As we look ahead to 2022, we plan to reach up to 900,000 more homes and businesses with direct fibre connections and expand the reach of our 5G network to meet our growing customer needs. And in every interaction, we will continue to build on the gains we made in making it easier for our customers to do business with us, and keep them at the centre of everything we do.”

KEY BUSINESS DEVELOPMENTS

Connecting rural Canadians ahead of schedule

Bell surpassed its accelerated network expansion targets in 2021, passing 1 million locations with Wireless Home Internet (WHI) one year ahead of schedule and expanding its direct fibre footprint to communities large and small across the country. Bell also was named the Best Gaming Internet Provider of Canada’s major providers in the PCMag Best Gaming ISPs 2022 report.

5G leadership

Bell continues to be the most awarded 5G network in Canada, winning Canada’s Fastest 5G Network award for the second time in a row in the Ookla 2021 Speedtest Awards. In Q4, Bell expanded its 5G service to Prince Edward Island, meeting its objective to cover more than 70% of the Canadian population by the end of 2021. Bell became a Founding Partner and exclusive telecommunications provider of The PIER at the Halifax Seaport, deploying a 5G-ready wireless private network to enable a living lab that will shape the future of the transportation, supply chain and logistics industries in Canada. Bell continues to elevate the mobile experience with the introduction of its new unlimited Ultimate plans to make the most of 5G with more data at max speeds, international messaging, hotspot capability and HD video quality.

Champion customer experience

Bell led the industry for a sixth consecutive year in significantly reducing customer complaints according to the annual report from the Commission for Complaints for Telecom-television Services (CCTS). Bell had a decline of 8% overall while complaints across the industry saw an increase of 9%. The MyBell app was named Best Telecommunication Mobile Application of the Year at the 2021 Mobile Web Awards.

Delivering the most compelling content

TSN and RDS remained the top-ranked sports TV channels in Q4, cementing their position as leaders for the 2021 calendar year. On TSN, the Grey Cup was the most-watched broadcast of the quarter, and NFL primetime viewership has seen significant increases. Noovo outpaced its two main competitors in A25-54 viewership growth in 2021 and launched noovo.info, a digital

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news platform, the final element for Noovo’s multi-platform news division. MuchMusic, recently revitalized as a digital-first network, surpassed 1 million followers on TikTok and is the most followed Canadian entertainment broadcast brand on the platform.

Bell Let’s Talk Day

Bell Let’s Talk Day 2022 saw a record 164,298,820 messages of support across multiple channels, which generated $8,214,941 in new mental health funding. Bell’s total mental health funding commitment has now reached $129,588,747.75 towards our $155 million target by 2025. Leaders and influencers from Canada and around the world joined the conversation. More than 200 universities and colleges took part in this year’s Bell Let’s Talk Campus Campaign, featuring a digital toolkit to help post-secondary institutions engage safely with students across the country. Communities and partners across Canada raised the Bell Let’s Talk flag, including Canadian Armed Forces members at CFS Alert near the North Pole and sailors onboard the HMCS Montréal.

As part of our ongoing commitment to improve access to mental health supports and services in communities across Canada, Bell Let’s Talk announced six recipients of the Bell Let’s Talk Diversity Fund, the Bell Let’s Talk Post-Secondary Fund awarded $1 million in grants to 16 Canadian colleges, universities and cégeps to support mental health initiatives, and the 2022 Bell Let’s Talk Community Fund is now open for applications. Bell Let’s Talk and the Canadian Red Cross announced a $250,000 partnership for the expansion of the Friendly Calls program for Indigenous communities. The Bell-Graham Boeckh Foundation Partnership donated $1.5 million to St. Paul’s Foundation in support of Foundry to further transform youth mental health in BC and across the country. The Bell Let’s Talk - Brain Canada Mental Health Research Program has awarded more than $4 million to mental health research, and Bell Let’s Talk also announced a $250,000 donation to the Cervo Foundation in Québec’s National Capital Region for new avenues in mental health care.

Bell for Better ESG and workplace initiatives

Bell was ranked “Leadership Band” by CDP for our carbon disclosure for the sixth consecutive year. Bell was named one of Canada’s top 100 employers 2022 and one of Canada’s top employers for young people by Mediacorp. Bell employees raised $2.5 million for 1,868 Canadian charities during its 2021 Employee Giving Campaign, matched by a further $1.7 million from Bell. To support the mental health and well-being of its employees, Bell announced that it is rolling out unlimited mental health benefit coverage for team members and their eligible family members.

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BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2021	Q4 2020	% change	2021	2020	% change

BCE

Operating revenues	6,209	6,102	1.8%	23,449	22,883	2.5%

Net earnings	658	932	(29.4%)	2,892	2,699	7.2%

Net earnings attributable to common shareholders	625	889	(29.7%)	2,709	2,498	8.4%

Adjusted net earnings	692	731	(5.3%)	2,895	2,730	6.0%

Adjusted EBITDA	2,430	2,404	1.1%	9,893	9,607	3.0%

Net earnings per common share (EPS)	0.69	0.98	(29.6%)	2.99	2.76	8.3%

Adjusted EPS	0.76	0.81	(6.2%)	3.19	3.02	5.6%

Cash flows from operating activities	1,743	1,631	6.9%	8,008	7,754	3.3%

Capital expenditures	(1,459)	(1,494)	2.3%	(4,837)	(4,202)	(15.1%)

Free cash flow	236	92	n.m.	2,995	3,348	(10.5%)

n.m.: not meaningful

“The fourth quarter capped off a successful year of financial performance, reflecting excellent operational execution led by continued strong residential Internet results and our best wireless service revenue growth in 4 years, as we nearly recovered from the impacts of COVID, reaching approximately 99% of 2019 consolidated revenue and adjusted EBITDA in 2021,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada.

“Looking ahead to 2022, our financial guidance is underpinned by a positive financial profile for all three Bell operating segments that reflects sound industry fundamentals and our consistent execution in a competitive marketplace as we build on the favourable financial performance, significant broadband investments and operating momentum we delivered in 2021. Moreover, given the strong valuation position of our major defined benefit pension plans, we anticipate taking contribution holidays starting this year that will effectively reduce our annual cash funding, supporting ongoing fibre and 5G acceleration and a 5.1% increase in BCE’s common share dividend for 2022.”

●

BCE operating revenue in Q4 was $6,209 million, up 1.8% compared to Q4 2020, driven by a 3.0% increase in service revenue to $5,243 million reflecting strong wireless, residential Internet and media growth. Product revenue decreased 4.5% to $966 million, due to fewer mobile device transactions and lower business wireline data equipment sales. For full-year 2021, BCE operating revenue grew 2.5% to $23,449 million with year-over-year increases of 2.6% in service revenue and 1.6% in product revenue.

●

Net earnings in Q4 declined 29.4% to $658 million and net earnings attributable to common shareholders totalled $625 million, or $0.69 per share, down 29.7% and 29.6% respectively. The year-over-year decreases were due to a one-time gain realized on the sale of Bell data centres to Equinix in Q4 2020 totalling $211 million, higher depreciation and amortization expense and higher income taxes, partly offset by adjusted EBITDA growth and higher other income. For full-year 2021, net earnings increased 7.2% to $2,892 million and net earnings

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attributable to common shareholders were $2,709 million, or $2.99 per share, up 8.4% and 8.3% respectively.
●

Adjusted net earnings in Q4 2021 were $692 million, or $0.76 per common share, down 5.3% and 6.2% respectively, from $731 million, or $0.81 per common share, in Q4 2020. For full-year 2021, adjusted net earnings increased 6.0% to $2,895 million, delivering 5.6% higher adjusted EPS of $3.19.

●

Adjusted EBITDA grew 1.1% in Q4 to $2,430 million, reflecting increases of 5.3% in wireless and 1.1% in wireline, partly offset by a 19.0% decrease in media. BCE’s consolidated adjusted EBITDA margin[1] decreased 0.3 percentage points to 39.1% from 39.4% in Q4 2020, due to operating cost growth of 2.2% driven by higher year-over-year service revenue. For full-year 2021, adjusted EBITDA increased 3.0% to $9,893 million, while BCE’s adjusted EBITDA margin increased 0.2 percentage points to 42.2% from 42.0% in 2020.

●

BCE capital expenditures were $1,459 million, compared to $1,494 million in Q4 2020, corresponding to a capital intensity[2] of 23.5%, down from 24.5% in Q4 2020. This brought total 2021 capital expenditures to $4,837 million, up from $4,202 million the year before, for a capital intensity of 20.6% compared to 18.4% in 2020. The year-over-year increase in capital spending is consistent with our 2-year program to accelerate the rollout of Bell’s 5G, fibre and rural Wireless Home Internet networks.

●

BCE cash flows from operating activities in Q4 were $1,743 million, up 6.9% from Q4 2020, reflecting higher adjusted EBITDA, lower income taxes paid due to the timing of instalment payments and lower interest paid, partly offset by higher severance and other costs paid. For full-year 2021, BCE cash flows from operating activities totalled $8,008 million, up 3.3% compared to 2020.

●

Free cash flow increased 156.5% to $236 million, compared to $92 million in Q4 2020, due to higher cash flows from operating activities, excluding acquisition and other costs paid, and lower capital expenditures. For full-year 2021, BCE free cash flow decreased 10.5% to $2,995 million, mainly as a result of higher capital expenditures.

OPERATING RESULTS BY SEGMENT

Bell Wireless

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Total wireless operating revenue in Q4 2021 increased 2.8% to $2,475 million, due to strong service revenue growth, partly offset by lower year-over-year product revenue. For full-year 2021, wireless operating revenue was up 3.6% to $8,999 million on both higher service and product revenues.

●

Service revenue increased 6.3% in Q4 to $1,652 million, and by 3.7% to $6,400 million for 2021, driven by continued healthy mobile phone postpaid subscriber base growth and higher blended ARPU, reflecting our focus on higher-value smartphone loadings. Although roaming revenue increased over Q4 2020, due to increased travel with the easing of COVID-19 restrictions, it remained well below seasonal pre-pandemic levels.

●

Product revenue decreased 3.6% to $823 million in Q4 2021, due to a reduction in sales transaction volumes attributable to lower mobile device upgrades and a greater mix of bring-your-own-device customer activations, as well as to lower year-over-year consumer electronics sales at The Source. Mobile device and consumer electronics inventory has

1 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

2 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

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been constrained since Q3 2021, due to global COVID-related supply chain challenges. For full-year 2021, product revenue was up 3.4% to $2,599 million, driven by increased mobile phone transaction volumes as retail stores re-opened, higher year-over-year direct and digital channel sales, as well as a greater sales mix of premium mobile phones.

●

Wireless adjusted EBITDA increased 5.3% in Q4 to $951 million, and by 5.1% to $3,853 million in 2021 on the strong flow-through of service revenue growth. This delivered margin increases of 0.9 and 0.6 percentage points to 38.4% and 42.8% respectively.

●

Bell added 109,726 total net new postpaid and prepaid mobile phone subscribers[1], up 77.8% from 61,716 in Q4 2020. For full-year 2021, total postpaid and prepaid mobile phone net additions increased 54.6% to 294,842.

●

Postpaid mobile phone net subscriber activations were up 49.2% to 109,527 from 73,388 in Q4 2020. The increase reflects a 13.9% increase in gross subscriber activations, reflecting pent-up customer demand as consumer traffic in 2020 was impacted by COVID-19 restrictions; successful promotions, including the bundling of Bell residential services with mobility; as well as higher direct and digital sales volumes enabled by enhanced capabilities. This was moderated by a 2 basis-point increase in postpaid mobile phone customer churn[1] to 1.08%, consistent with the pick-up in overall market activity compared to the year before. For full-year 2021, postpaid mobile phone net additions were 301,706, nearly double the 152,693 reported in 2020, while customer churn was essentially stable at 0.93% compared to 0.92% in 2020.

●

Bell’s prepaid mobile phone customer base increased by 199 net subscribers in Q4, compared to a net loss of 11,672 in Q4 2020. The improvement was the result of 3.6% higher gross activations from increased market activity with the easing of COVID-19 restrictions and lower customer churn, which improved 37 basis points to 4.42%. For full-year 2021, we incurred a net loss of 6,864 prepaid mobile phone customers, compared to a net gain of 37,982 in 2020, reflecting 13.0% fewer gross activations, partly offset by a lower churn rate of 4.31%.

●	Bell’s mobile phone customer base totalled 9,459,185 at the end of 2021, a 3.2% increase over 2020, comprising 8,630,045 postpaid subscribers, up 3.6%, and 829,140 prepaid customers, down 0.8%.
●

Blended mobile phone ARPU was up 3.3% to $58.61 in Q4 2021, driven by a greater mix of customers on higher-value rate plans, including unlimited mobile data plans, and higher roaming revenues from increased international travel as COVID-19 restrictions lessened. For full-year 2021, blended ARPU increased 1.2% to $57.66.

●

Mobile connected device net subscriber[1] activations were down 60.6% to 38,998 in Q4 and decreased 15.1% to 193,641 in 2021, despite strong growth in Bell’s business IoT net connections. This was due to higher data device net losses consistent with our strategic decision to de-emphasize unprofitable, low-ARPU tablet transactions. Mobile connected device subscribers totalled 2,249,794 at the end of the year, an increase of 9.4% over 2020.

1 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber units.

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Bell Wireline

●	Total wireline operating revenue in Q4 decreased 0.5% to $3,079 million, compared to Q4 2020, and by 0.2% to $12,178 million in full-year 2021.
●

Wireline service revenue was stable in Q4, as strong residential Internet revenue growth and higher year-over-year business service solutions revenue[1] driven by our expanded cloud and security offerings were offset by ongoing declines in legacy voice, data and satellite TV services, and the non-recurrence of heightened business customer demand in Q4 2020 for conferencing services, remote collaboration tools and voice connectivity stemming from work-at-home protocols enacted by Canadian enterprises because of COVID-19 restrictions. For full-year 2021, wireline service revenue increased by 0.1% to $11,672 million, despite a $44 million retroactive regulatory charge in Q2 2021 related to the CRTC’s decision on final aggregated rates for wholesale Internet access, due to an 11% increase in residential Internet revenue.

●

Product revenue decreased 10.5% to $145 million in Q4, due to lower sales of data equipment to enterprise business customers as a result of delayed spending because of COVID and global supply chain challenges. For full-year 2021, wireline product revenue declined 7.0% to $506 million, due to higher sales of data equipment in 2020 as large enterprise and government sector customers spent on capacity and network facilities to connect more employees working remotely.

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Wireline adjusted EBITDA grew 1.1% to $1,326 million, reflecting a 1.7% reduction in operating costs that contributed to a 0.7 percentage-point improvement in margin to 43.1%. For full-year 2021, wireline adjusted EBITDA increased 1.3% to $5,315 million on 1.4% lower operating costs that drove a higher year-over year margin of 43.6%, up from 43.0% in 2020.

●

Bell added 47,618 net new retail Internet subscribers[2] in Q4, up 7.0% from 44,512 in Q4 2020, driven by the accelerated buildout of Bell’s all-fibre and Wireless Home Internet service footprints, and fewer deactivations. For full-year 2021, total retail Internet net additions grew 2.2% to 152,285. Retail Internet subscribers totalled 3,861,653 at the end of 2021, a 4.2% year-over-year increase.

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Bell TV added 29,191 net new retail IPTV subscribers[2], up 38.3% from 21,106 in Q4 2020. The increase was driven by the success of our multi-brand strategy, including standalone Fibe TV subscriptions and Fibe TV app streaming services, more typical sales activity and more live sports programming compared to last year, as well as lower customer churn, particularly in our IPTV fibre footprint. For full-year 2021, retail IPTV net additions totalled 76,068, up 94.1% compared to 39,191 in 2020. At the end of 2021, Bell served 1,882,441 retail IPTV subscribers, up 4.2% over 2020.

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Retail satellite TV net subscriber[2] losses increased 12.5% to 23,142, due to lower gross activations compared to Q4 2020. For full-year 2021, retail satellite TV net losses increased 0.7% to 73,538. Bell’s retail satellite TV customer base totalled 852,569 at the end of 2021, down 8.5% from 2020.

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Retail residential NAS[2] net losses improved 25.2% to 40,211, reflecting fewer customer deactivations during COVID-19. For full-year 2021, retail residential NAS net losses totalled 185,327, a 13.2% reduction in losses compared to 2020 that resulted in an overall 7.5% year-over-year decline in Bell’s retail residential NAS customer base to 2,298,605.

1 Business service solutions revenues are comprised of managed services, which include network management, voice management, hosting and security, and professional services, which include consulting, integration and resource services.

2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber units, NAS and customers.

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Bell Media

●	Media operating revenue increased 7.3% in Q4 to $849 million, and by 10.4% to $3,036 million for 2021, driven primarily by increased TV advertiser spending and higher subscriber revenue.
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Advertising revenue increased 11.8% in Q4, driven by stronger conventional and specialty TV performance, due to the return to a more regular sports schedule and fuller fall TV programming line-up compared to Q4 2020, higher year-over-year out of home advertiser demand as leisure and travel activity resumed with the easing of COVID-19 restrictions, and continued digital media growth. For full-year 2021, advertising revenue was up 16.3%.

●	Subscriber revenue was up 1.9% in Q4 and 4.8% in 2021, driven by Crave subscriber growth over the past year. Crave subscribers increased 6% in 2021 to more than 2.9 million subscribers.
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Digital revenue increased 36% in Q4 and 35% in 2021, due to Crave direct-to-consumer growth, continued scaling of our strategic audience management (SAM) TV media sales tool and growth in TV digital advertising including with CTV advertising-based video-on-demand (AVOD). Digital revenues represented 20% of total Bell Media revenue in 2021, up from 16% in 2020.

●

Adjusted EBITDA decreased 19.0% in Q4 to $153 million, resulting in a 5.9 percentage point margin decline to 18.0%. Despite higher revenue, the year-over-year decrease in adjusted EBITDA was the result of a 15.6% increase in operating costs, due to an acceleration in programming costs and broadcast rights reflecting the return to a regular sports schedule in 2021 and a higher volume of original TV productions compared to 2020 when cancellations and delays had a favourable impact on operating costs. For full-year 2021, media adjusted EBITDA was up 4.3% to $725 million, yielding a margin of 23.9% compared to 25.3% in 2020.

●	TSN and RDS remained Canada’s top-ranked English and French-language sports networks in Q4.
●	Noovo had the largest primetime viewership growth in 2021 among adults A25-54 versus its two main competitors.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.92 per common share, payable on April 15, 2022 to shareholders of record at the close of business on March 15, 2022.

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OUTLOOK FOR 2022

The table below provides our 2022 financial guidance targets. These ranges are based on our current outlook for 2022 taking into account the impact of COVID-19 on our 2021 consolidated financial results.

	2021 Results	2022 Guidance

Revenue growth	2.5%	1% – 5%

Adjusted EBITDA growth	3.0%	2% – 5%

Capital intensity	20.6%	21%

Adjusted EPS growth	5.6%	2% – 7%

Free cash flow growth	(10.5%)	2% – 10%

Annualized common dividend per share	$3.50	$3.68

For the full-year 2022, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower cash income taxes, will drive higher free cash flow.

Our financial and operating performance in 2021 has largely recovered from the effects of COVID-19, due to our operational execution and the easing of government restrictions put in place to combat the pandemic, which allowed many businesses to resume some level of, or increase, commercial activities during the course of 2021. Additionally, since the pandemic began in the first quarter of 2020, we have adapted many aspects of our business to better operate in this environment.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in the number of COVID-19 cases, and various potential outcomes, it is difficult at this time to estimate the impacts of COVID-19 on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods. The effects of COVID-19 are expected to continue to unfavourably impact Bell Wireless product and roaming revenues, Bell Wireline business markets revenues, as well as Bell Media advertising revenues in 2022. Accordingly, there can be no certainty that any of our 2022 financial guidance targets will be achieved. The extent to which COVID-19 will continue to adversely impact our business will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of vaccines and treatments and their long-term effectiveness, the potential development and distribution of new vaccines and treatments, vaccination hesitancy and the population level that chooses to remain unvaccinated, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2022 financial guidance targets are based, as well as the principal related risk factors.

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CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2021 results and 2022 financial guidance on Thursday, February 3 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 7641843#. A replay will be available until midnight on March 6, 2022 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 3315188#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q4-2021 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are more reflective of our on-going operating results and provide readers with a better understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

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We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q4 2021	Q4 2020	2021	2020

Net earnings attributable to common shareholders	625	889	2,709	2,498

Reconciling items

Severance, acquisition and other costs	63	52	209	116

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	(57)	1	(278)	51

Net equity losses (gains) on investments in associates and joint ventures	35	-	49	(43)

Net losses (gains) on investments	6	(3)	6	(3)

Early debt redemption costs	-	12	53	50

Impairment of assets	30	12	197	472

Income taxes for the above reconciling items	(9)	(21)	(48)	(185)

Non-controlling interest (NCI) for the above reconciling items	(1)	-	(2)	-

Net earnings from discontinued operations (net of income taxes)	-	(211)	-	(226)

Adjusted net earnings	692	731	2,895	2,730

Free cash flow– Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the

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comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q4 2021	Q4 2020	2021	2020

Cash flows from operating activities	1,743	1,631	8,008	7,754

Capital expenditures	(1,459)	(1,494)	(4,837)	(4,202)

Cash dividends paid on preferred shares	(32)	(31)	(125)	(132)

Cash dividends paid by subsidiaries to NCI	(45)	(16)	(86)	(53)

Acquisition and other costs paid	29	2	35	35

Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	(54)

Free cash flow	236	92	2,995	3,348

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below are descriptions of the non-GAAP ratios that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could

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potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q4 2021	Q4 2020	2021	2020

Net earnings	658	932	2,892	2,699

Severance, acquisition and other costs	63	52	209	116

Depreciation	925	872	3,627	3,475

Amortization	251	233	982	929

Finance costs

Interest expense	275	274	1,082	1,110

Interest on post-employment benefit obligations	5	11	20	46

Impairment of assets	30	12	197	472

Other (income) expense	(26)	38	(160)	194

Income taxes	249	191	1,044	792

Net earnings from discontinued operations (net of income taxes)	-	(211)	-	(226)

Adjusted EBITDA	2,430	2,404	9,893	9,607

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber units (or customers or NAS) to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2022 annualized common share dividend, our network deployment plans and anticipated capital expenditures, including our two-year increased capital expenditure acceleration program for the deployment of our direct fibre, WHI and 5G networks, our anticipated pension cash funding including expected contribution holidays starting in 2022, the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, our objectives for investment in mental health initiatives, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 3, 2022 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after February 3, 2022. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about the evolution of the COVID-19 pandemic, including the progress of the vaccination rollout. Notably, it is assumed that most

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public health restrictions in Canada are eased in the first quarter of 2022 and pandemic-related effects on demand diminish gradually over time. In particular, we have assumed:

●

Strong economic growth as demand remains robust and supply recovers from the effects of the pandemic, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 4% on average in 2022

●	Strong household consumption growth supported by improving confidence and some spending of accumulated savings
●	Robust business investment outside the oil and gas sector due to growing demand, improving business confidence and the gradual easing of supply constraints
●	Strong labour market
●	Higher immigration levels
●	Interest rates expected to increase in 2022
●

Elevated consumer price index (CPI) inflation from strong demand, supply shortages and high energy prices over the first half of 2022. Inflation is anticipated to decline by the end of 2022 as these pandemic-related pressures dissipate.

●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2022

●

Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Continued strong competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of 5G wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer and online transactions
●

Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, increased outbound roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced overage revenue due to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G and IoT solutions

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●	Improving wireless handset device availability in addition to stable device pricing and margins
●

Realization of cost savings related to operational efficiencies enabled by changes in consumer behavior, digital adoption, product and service enhancements, new call center and digital investments and other improvements to the customer service experience

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, and other improvements to the customer service experience

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

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Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue expected to reflect continued strong demand in TV advertising revenue including scaling of our Strategic Audience Management (SAM) TV and Bell demand-side-platform (DSP) buying platforms, a gradual recovery in radio and out-of-home advertisements, as well as direct-to-consumer subscriber growth.

●	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming
●	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile
●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2021:

●	An estimated post-employment benefit plans service cost of approximately $255 million
●	An estimated interest on post-employment benefit obligations of approximately ($70) million
●	Depreciation and amortization expense of approximately $4,700 million to $4,750 million
●	Interest expense of approximately $1,075 million to $1,125 million
●	Interest paid of approximately $1,125 million to $1,175 million
●	An average effective tax rate of approximately 27%
●	NCI of approximately $60 million
●	Contributions to post-employment benefit plans of approximately $200 million
●	Payments under other post-employment benefit plans of approximately $75 million
●	Income taxes paid (net of refunds) of approximately $800 million to $900 million
●	Weighted average number of BCE common shares outstanding of approximately 911 million
●	An annual common share dividend of $3.68 per share

Assumptions underlying our estimated cash post-employment benefit plans funding savings

Our estimated cash post-employment benefit plans funding savings from a potential contribution holiday on some of our defined benefit pension plans starting in 2022 are based on the following principal assumptions:

●

At the relevant time, our defined benefit pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

●	No significant declines in investment returns or interest rates

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●	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on February 3, 2022, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2022 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2022 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the adverse effects of the COVID-19 pandemic including from the restrictive measures implemented or to be implemented as a result thereof and supply chain disruptions; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of OTT TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies, while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity in our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes

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due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings and, in particular, class actions; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communication devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas emissions reduction and diversity, equity and inclusion.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 3, 2022 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 3, 2022 is incorporated by reference in this news release.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Richard Bengian

514-786-8219

richard.bengian@bell.ca

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